May 12, 2006
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 United States of America

Re:	CTC Media, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed May 1, 2006 File No. 333-132228

Ladies and Gentlemen:

On behalf of CTC Media, Inc. (‘‘CTC’’ or the ‘‘Company’’), we are responding to the comments contained in your letter dated May 9, 2006 to Mr. Alexander Rodnyansky, Chief Executive Officer of the Company.

We are concurrently filing with the Commission via the EDGAR system Amendment No. 3 to the Company’s Registration Statement on Form S-1 (‘‘Amendment No. 3’’). This amendment contains responses to your comments, as indicated below, as well as revisions reflecting developments in the Company’s business since its May 1, 2006 filing.

The responses contained herein are based upon information provided to us by the Company and the selling stockholders participating in the offering. The responses are keyed to the numbering of the comments in your letter. Page numbers in the comments refer to the pages of Amendment No. 2; page numbers in the responses refer to the pages of Amendment No. 3.

General

1.	We note your new disclosure regarding your amended agreements with Video International. Please clarify how the amount of reimbursement by Video International is calculated. Also, we note the disclosure you have added in MD&A regarding the agreement with Video International ‘‘to further amend its agreements with existing advertisers by June 30, 2006’’ with regard to termination for fluctuations in exchange rates. Please add additional context by clearly addressing why you have sought these amendments and what these amendments are designed to accomplish.

Response:

The Company has supplemented the disclosure in response to the staff’s comment. Please see pages 3, 10, 38 and 49.

May 12, 2006

Summary Financial and Operating Data, page 7

2.	Refer to prior comment 4. Revise the disclosures of your non-GAAP measure in the two paragraphs at page 9 to state that net income is OIBDA’s most directly comparable GAAP measure and that it should not be considered a substitute for net income. Also, update the description of this reconciliation to match the changes made to the table at the conclusion of page 8.

Response:

The Company has revised the disclosure in response to the staff’s comment. Please see page 9. We apologize for the oversight in failing to make the conforming changes in Amendment No. 2.

Principal and Selling Stockholders, page 100

3.	Please see prior comment 15 and also disclose, if true, that ABH Holdings purchased the company’s securities in the ordinary course of business.

Response:

The Company has revised the disclosure in response to the staff’s comment. Please see page 112.

*****

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding Amendment No. 3 or the foregoing, please contact either the undersigned at 011-44-20-7645-2530 or trisha.johnson@wilmerhale.com, or Timothy Corbett of this firm at 011-44-20-7645-2509 or timothy.corbett@wilmerhale.com.

Very truly yours,

/S/ TRISHA JOHNSON

Trisha Johnson

May 12, 2006

cc:	Securities and Exchange Commission:

Larry Spirgel, Assistant Director, Division of Corporation Finance Albert Pappas, Senior Staff Attorney Kathleen Krebs, Special Counsel Terry French, Accountant Branch Chief David Walz, Staff Accountant

CTC Media, Inc.:

Alexander Rodnyansky, Chief Executive Officer Nilesh Lakhani, Chief Financial Officer Leigh Sprague, Corporate Counsel

Ernst & Young LLC:

Craig Arends, Partner